iGEMStv, Inc.
NOTES TO FINANCIAL STATEMENTS
PROJECTED FOR FISCAL YEAR, DECEMBER 31, 2019

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

iGEMStv, Inc. is a corporation formed under the laws of the state of Delaware, which is a recommendation engine, providing online audience with suggestions on the variety of digital streaming platforms.

The Company will conduct an equity crowdfund offering that will close during the second quarter of 2019 for the purpose of raising operating capital.

NOTE B – SUMMARY OF ACCOUNTING

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles general accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivables

Accounts receivables consist of projected amounts billed to subscribers for VIP member services. The 2019 fiscal year will include nominal revenues, as the Company builds out its subscriber base over the first year, before launching its hosting platform, within 1 year of launch. Management's experience and industry standards suggest that, based on conservative subscriber projections, these estimates are attainable, as presented in attached pro forma.

NOTE C – OFFERING RANGE

The Company has set minimum raise at $50,000 which is outlined in the first page of Income Statement, indicated as "Low". The Company has set a maximum raise at $107,000 which is outlined in the second page of Income Statement, indicated as "High". It is understood that, depending on the total capital amount raised, the budget will be adjusted, based on industry standards and core Company requirements in balancing the profit and loss statement, until additional capital is raised.

NOTE D – INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. As there has yet to be income, and subscription fees are not anticipated until 1st quarter of 2020, no amount has been recognized in these statements at this time. Upon review of actuals for income in 2019, the Company's 2019 state and federal taxes will be assessed at the end of the 2019 fiscal year and be filed accordingly.

iGEMStv, inc.
LIABILITIES AND SHAREOLDERS' EQUITY

SHAREHOLDERS EQUITY

Common Stock (5,000.000 shares issued	$500.00
and outstanding, at $.0001 par value)	
Additional Paid in Capital	$0.00
Retained earnings (deficit)	$500.00

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY $500.00

iGEMStv, inc.
INCOME STATEMENT
2019

	2019
Operating Income	
Revenue	$100.00
Operating Expense	
General & Administrative	$0.00
Taxes	$0.00
	$0.00
Net Income	$100.00

iGEMStv, Inc.
STATEMENT OF CASH FLOWS
February 8, 2019 – June 5, 2019

	2018
Net income	
Cash and cash equivalents, beginning of year	$100.00
Net cash provided by operating activities	$0.00
Increase (decrease) in cash and cash equivalents	$0.00
Cash and cash equivalents, as of Dec 31, 2018	$100.00